BY EDGAR AND OVERNIGHT DELIVERY

April 28, 2008
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. Daniel L. Gordon Branch Chief

Re:	Piper Jaffray Companies Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 001-31720
Ladies and Gentlemen:
     On behalf of Piper Jaffray Companies (“Piper Jaffray”), I am pleased to submit this response to the comments of the Staff on the above-referenced Form 10-K (the “Form 10-K”), as set forth in Mr. Gordon’s letter to me dated April 16, 2008.
     For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of Piper Jaffray.
     On behalf of the Company, I hereby acknowledge that (i) Piper Jaffray is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff Comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Piper Jaffray may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. William Demarest and Mr. Philip Rothenberg, by overnight mail, a copy of this letter.
Item 11. Executive Compensation, Page 18
1.	Comment: On page 24 of the Schedule 14A proxy, you disclose that cash awards granted to your named executive officers which are conditioned on the award recipient’s continued employment with you on the payment date are not included in the Summary Compensation Table as 2007 compensation. Per Regulation S-K, Item 402(c)(2)(vii), it appears that such awards should be included in the Summary Compensation Table. Please include this disclosure in the Summary Compensation Table in future filings, and advise us regarding how you intend to revise this disclosure in the future.

Response: As noted on page 24 of our 2008 proxy statement, we included the full value of these cash awards in our 2004, 2005 and 2006 proxy statements as 2003 compensation within the “All Other Compensation” column of the Summary

April 28, 2008

Compensation Table for each year. This disclosure practice was consistent with the then-current Staff guidance provided to the ABA’s Joint Committee on Employee Benefits regarding bonuses earned in one year but with payment contingent on continued employment in subsequent years.

Further, these cash awards were not granted under a “long-term incentive plan” as defined in the then-effective Item 402(a)(7)(iii) of Regulation S-K, which requires disclosure of awards with performance targets measured over a period of more than one year. Instead, we included the entire amount of the cash awards in “All Other Compensation” because the awards replaced value lost from the forfeiture of U.S. Bancorp stock option and restricted stock awards as a result of our spin-off from U.S. Bancorp in December 2003, and were contingent only on continued employment. As a result, the entire amount of the cash awards were disclosed consistent with the approach reflected in the Staff guidance referenced above.

We also believe that the cash awards would not constitute a non-equity incentive payout pursuant to the currently-effective Item 402(c)(2)(vii) of Regulation S-K given their nature. We note that the adopting release for the recently-revised executive compensation rules (Release 34-54302, Part VII), states that “information for years prior to the most recent fiscal year will not have to be presented at all” and current Item 402(a)(2) of Regulation S-K provides that “[n]o amount reported as compensation for one fiscal year need be reported in the same manner as compensation for a subsequent fiscal year.”

In light of the foregoing, we respectfully request that the Staff reconsider its request regarding this disclosure.
Exhibit 13.1 Annual Report
Note 17 Contingencies, Commitments and Guarantees
Legal Contingencies, page 50
2.	Comment: We note from your disclosure under this heading that you have established reserves for contingent liabilities. Please clarify the nature of these reserves. Tell us how, when, and why such reserves were established as well as the amount of the reserves that pertain to each matter and where they are reflected in your financial statements.

Response: The reserves noted in Note 17 “Contingencies, Commitments and Guarantees”, result from being named as a defendant in various legal proceedings arising primarily from securities brokerage and investment banking activities, including certain class actions that primarily allege violations of securities laws. In addition, reserves have been established for investigations and proceedings by governmental agencies and self-regulatory organizations. These reserves are established based on an assessment of the facts and circumstances of each individual matter and recorded in the period when a determination is made that a loss is probable and reasonably estimable in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” The Company’s reserves totaled $8.4 million and $13.1 million at December 31, 2007 and 2006, respectively, and are included in other liabilities and accrued expenses on the consolidated statements of financial condition.

April 28, 2008

3.	Comment: We also note from your disclosure on page 11 that reserves were reduced in 2006 resulting in an after tax benefit of $13.1 million. Please clarify the event or circumstance that discharged this contingent liability or removed your responsibility to settle it.

Response: We have been named, along with other leading securities firms, as a defendant in many putative class actions filed in 2001 and 2002 in the U.S. District Court for the Southern District of New York involving the allocation of securities in certain initial public offerings. The court’s order, dated August 8, 2001, transferred all related class action complaints for coordination and pretrial purposes as In re Initial Public Offering Allocation Securities Litigation. In December 2006, the U.S. Court of Appeals for the Second Circuit issued a ruling favorable for the defendants vacating classes that had been certified in focus cases and remanding for further proceedings. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” we evaluated the impact this ruling had on our SFAS 5 estimates and reduced our legal reserve.
     If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone me at (612) 303-6339 or John Geelan at (612) 303-6454. Please note that my fax number has changed and it is now (612) 303-8199.
Sincerely,
/s/ Thomas P. Schnettler
Thomas P. Schnettler
Vice Chairman and Chief Financial Officer
cc:	James L. Chosy, General Counsel, Piper Jaffray Companies Timothy L. Carter, Chief Accounting Officer, Piper Jaffray Companies Dan Bauer, Ernst & Young LLP Steven C. Kennedy, Faegre & Benson LLP